# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MINISO Group Holding Limited, CIK 0001815846
CUSIP: 66981J102
Title of class of securities: Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 8F, M Plaza, No. 109, Pazhou Avenue,, Haizhu District,, Guangzhou, China (F4), 510000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-013214
Filed by CIK 0001842281

## Reporting persons
- Guofu Ye: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 789,541,061; sole dispositive power 0; shared dispositive power 789,541,061; aggregate amount beneficially owned 789,541,061 (63.2% of the class)
  Comment: *Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.
  
  Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, Mini Investments SP1 Limited, YGF MC Limited and YYY MC Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- Mini Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 328,290,482; sole dispositive power 0; shared dispositive power 328,290,482; aggregate amount beneficially owned 328,290,482 (26.3% of the class)
  Comment: *Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investment Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- Mini Investments SP1 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 14,000,000; sole dispositive power 0; shared dispositive power 14,000,000; aggregate amount beneficially owned 14,000,000 (1.1% of the class)
  Comment: *Represents 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by Mini Investments SP1 Limited.
  
  In September 2023, Mini Investment Limited transferred 14,000,000 ordinary shares of the Issuer to its wholly owned subsidiary Mini Investments SP1 Limited, who entered into a prepaid forward contract with a leading financial institution for a collar transaction and transferred such 14,000,000 ordinary shares to the financial institution as credit support. This transaction was unwound in June 2025, and Mini Investments SP1 Limited received back all the 14,000,000 ordinary shares.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- YGF MC LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 203,401,382; sole dispositive power 0; shared dispositive power 203,401,382; aggregate amount beneficially owned 203,401,382 (16.3% of the class)
  Comment: * Represents 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MC Limited is wholly-owned by Mr. Guofu Ye. Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF MC LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- YGF Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 328,290,482; sole dispositive power 0; shared dispositive power 328,290,482; aggregate amount beneficially owned 328,290,482 (26.3% of the class)
  Comment: *Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF Development Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- Yunyun Yang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 789,541,061; sole dispositive power 0; shared dispositive power 789,541,061; aggregate amount beneficially owned 789,541,061 (63.2% of the class)
  Comment: *Represents (i) 314,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 14,000,000 ordinary shares held by Mini Investments SP1 Limited, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of ADSs) held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.
  
  Mini Investments SP1 Limited is a wholly owned subsidiary of Mini Investment Limited. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, Mini Investments SP1 Limited, YGF MC Limited and YYY MC Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- YYY MC LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 257,849,197; sole dispositive power 0; shared dispositive power 257,849,197; aggregate amount beneficially owned 257,849,197 (20.6% of the class)
  Comment: *Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY MC LIMITED.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.
- YYY Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 257,849,197; sole dispositive power 0; shared dispositive power 257,849,197; aggregate amount beneficially owned 257,849,197 (20.6% of the class)
  Comment: *Represents 257,849,197 ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.
  
  Ms. Yunyun Yang is Mr. Guofu Ye's spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY Development Limited.
  
  **The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,249,871,833 outstanding ordinary shares of the Issuer outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: MINISO Group Holding Limited
Address of issuer's principal executive offices: 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, F4, 510000

## Item 2. Person Filing
Name of person filing:
Guofu Ye
Mini Investment Limited
Mini Investments SP1 Limited
YGF MC Limited
YGF Development Limited
Yunyun Yang
YYY MC Limited
YYY Development Limited
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People's Republic of China
Citizenship:
Guofu Ye - People's Republic of China
Mini Investment Limited - British Virgin Islands
Mini Investments SP1 Limited - British Virgin Islands
YGF MC Limited - British Virgin Islands
YGF Development Limited - British Virgin Islands
Yunyun Yang - People's Republic of China
YYY MC Limited - British Virgin Islands
YYY Development Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Row (9) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.
Percent of class: The responses of each Reporting Person to Row (11) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: The responses of each Reporting Person to Row (6) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: The responses of each Reporting Person to Row (8) of Reporting Person Information of this Schedule 13G are hereby incorporated by reference in this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Guofu Ye: /s/ Guofu Ye, Guofu Ye (08/13/2025)
- Mini Investment Limited: /s/ Guofu Ye, Guofu Ye/Director (08/13/2025)
- Mini Investments SP1 Limited: /s/ Guofu Ye, Guofu Ye/Director (08/13/2025)
- YGF MC LIMITED: /s/ Guofu Ye, Guofu Ye/Director (08/13/2025)
- YGF Development Limited: /s/ Liu Kin Wai, S.B. Vanwall Ltd. (represented by Liu Kin Wai)/Director (08/13/2025)
- Yunyun Yang: /s/ Yunyun Yang, Yunyun Yang (08/13/2025)
- YYY MC LIMITED: /s/ Yunyun Yang, Yunyun Yang/Director (08/13/2025)
- YYY Development Limited: /s/ Liu Kin Wai, S.B. Vanwall Ltd. (represented by Liu Kin Wai)/Director (08/13/2025)